AB
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07004586

SEC[illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Concepts, Inc.

OFFICIAL USE ONLY
139243
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Avenue, 24th floor
(No. and Street)

Clayton, (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Diemer 314-725-4175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co. P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, 204 (Address) Manchester, (City) MO (State) 63011 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 [illegible] 2007
WASH. D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Mark E. Diemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Concepts, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. 01/01/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY CONCEPTS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2006

EQUITY CONCEPTS, INC.

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
of Equity Concepts, Inc.
Clayton, Missouri 63105

We have audited the accompanying statement of financial condition of Equity Concepts, Inc. (a Missouri corporation) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Concepts, Inc. as of December 31, 2006, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, (Schedules 1 through 3), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruettemeyer & Co., P.C.

St. Louis, Missouri
February16, 2007

EXHIBIT A

EQUITY CONCEPTS, INC.

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2006

ASSETS:		
Cash	$	37,431
Receivables – from clearing brokers		27,808
– other		2,186
Deposits – with clearing brokers		5,000
– with regulatory agency		395
TOTAL ASSETS		**72,820**
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Accounts payable		326
Payroll taxes payable		4,801
Total Liabilities		**5,127**
Stockholders' Equity:		
Common stock, par value $1.00, authorized 30,000 shares, issued and outstanding 1,000 shares at December 31, 2006		1,000
Additional paid-in capital		31,000
Retained earnings		35,693
Total Stockholders' Equity		**67,693**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**72,820**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT B

EQUITY CONCEPTS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$	138,881
Interest		31
TOTAL REVENUES		138,912
EXPENSES:		
Employee compensation		50,400
Payroll taxes		5,047
Communications		4,855
Professional fees		2,326
Office expense		1,200
Regulatory fees		6,220
Fidelity bond and regulatory fees		499
Travel		900
TOTAL EXPENSES		71,447
Income from operations		67,465
Income tax provision (Note 3):		-
NET INCOME	$	67,645

The accompanying Notes to Financial Statements are an integral part of this statement

EQUITY CONCEPTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006.

	Common Stock	Additional Paid In Capital	Treasury Shares	Retained Earnings Deficit	TOTAL
Balance December 31, 2005	**$ 1,000**	**$ 11,000**	**$ -**	**$ (1,772)**	**$ 10,228**
Additional capital paid in	-	20,000	-	-	20,000
Distributions	-	-	-	(30,000)	(30,000)
Income for the year ended December 31, 2006	-	-	-	67,465	67,465
Balance December 31, 2006	**$ 1,000**	**$ 31,000**	**$ -**	**$ 35,693**	**$ 67,693**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

EQUITY CONCEPTS, INC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATIONAL CASH FLOWS:	
Net Income	$ 67,465
Charges or credits to net income not requiring an outlay of cash:	-
	67,465
Changes in working capital asset and liability items:	
Assets:	
(Increase) receivable from clearing broker	(27,808)
(Increase) deposit with clearing broker	(5,000)
(Increase) other receivables	(2,186)
(Increase) deposit	(395)
Decrease sales tax cash bond	25
Liabilities:	
Increase accounts payable	326
Increase payroll taxes payable	4,801
NET CASH PROVIDED BY OPERATING ACTIVITIES	37,228
CASH FLOWS FROM INVESTING ACTIVITIES	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital	20,000
Distribution	(30,000)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES:	(10,000)
NET INCREASE (DECREASE) IN CASH	27,228
CASH BALANCE AT BEGINNING OF YEAR	10,203
CASH BALANCE AT END OF YEAR	**$ 37,431**

The accompanying Notes to Financial Statements are an integral part of this statement.

EQUITY CONCEPTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equity Concepts, Inc. (the Company) was formed May 14, 1992, upon issuance of the certificate of incorporation by the state of Missouri. The Company commenced operations as a securities broker/dealer upon notification of approval from regulatory authorities.

Prepaid Cost

Prepaid costs are charged to income over the period of benefit.

Deferred Organization Cost

Costs to organize the corporation were amortized to income over 60 months, from the date its business activities began, in accordance with Federal Income Tax regulations.

Revenue and Expense Recognition

Revenues and expenses related to securities transactions are recorded in the accounts on the trade date.

Clearing Agreements

The Company clears its customer transactions through Smith, Moore & Co., on a non-exclusive fully disclosed basis. The clearing broker deducts from commissions due to the Company, a clearing fee for their services based on a negotiated fee schedule and other charges. The clearing fees and other charges approximates 5% of gross commissions. The agreement exempts the company from the provisions of Sec Rule 15c 3-3 (k) (2) (ii) in that it will not carry its customer's accounts, nor hold cash or securities belonging to it's customers. Responsibility to its obtain customer identity, suitability and verification that the customer is not prohibited or restricted form security ownership and or cash deposits in violation of Anti Money Laundering laws and regulations remain with the Company. The Company also assumes responsibility for it's customers purchases and check deposits until actual and complete payment is made and or checks honored.

Good Faith Deposit

The Company is obligated to maintain a good faith cash deposit account in the amount of $5,000 with its clearing broker. The balance at December 31, 2006 satisfied this requirement.

Claims against the Company, not otherwise resolved within 3 business days notice, may be charged to the deposit account by the clearing broker, if commissions due the Company are inadequate to settle the claim. The deposit is fully refundable upon termination of the clearing agreement and the passing of the statutorial time period. Good faith deposits maintained with the clearing broker are at risk and are uninsured and not collateralized.

EQUITY CONCEPTS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company changed its tax status by electing to be treated as an S-corporation, effective June 1, 1998. Under this provision of the tax code the company is not obligated to pay income tax and instead reports it's income to the shareholder.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

2. STOCKHOLDERS EQUITY

Stock Ownership

All the common stock is owned by the Officer/Investors of the Company. During the year, the Officer/Investors contributed additional capital in the amount of $20,000.

Officers and Directors

The Company's shareholders serve as Directors and Officers of the Company.

3. RENT AND OFFICE EQUIPMENT

The Company occupies space and uses equipment provided by the clearing broker. The associated expense is charged against commissions due the Company, as a component of the clearing charges.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had adjusted net capital of **$59,516**, which was $54,516 in excess of the required minimum dollar net capital of $5,000. The Company's net capital ratio for year ended December 31, 2006 was 0.086 to 1.

SUPPLEMENTARY INFORMATION

EQUITY CONCEPTS, INC.

COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006
CAPITAL:	
Capital stock	$ 1,000
Paid-in capital	31,000
Retained earnings	35,693
Total Capital	67,693
Deductions From Capital:	
Other receivable	(2,186)
Clearing Deposit	(5,000)
Deposit regulatory agency	(395)
Unsecured debits	(596)
Total Deductions	(8,177)
Adjusted Net Capital	59,516
AGGREGATE INDEBTEDNESS	
Accounts payable	326
Payroll taxes payable	4,801
Total aggregate indebtedness	5,127
Ratio: Aggregated indebtedness to adjusted net capital	0.086 to 1%
Minimum dollar net capital	5,000
Adjusted net capital	59,516
Excess of Net Capital Over Requirement	54,516
Six and two-thirds (6-2/3%) percent of aggregate indebtedness	342
Adjusted net capital	59,516
Excess of Net Capital at 1500%	$ 59,174

EQUITY CONCEPTS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2006

Net capital at December 31, 2006	$	59,516
Net capital shown on most recent unaudited part IIA filing		59,516
Difference	**$**	**0**

EQUITY CONCEPTS, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2006

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations, and that all customer security transactions are cleared through Smith, Moore & Co. on a fully disclosed basis.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

Board of Directors
Equity Concepts, Inc.

In planning and performing our audit of the financial statements of Equity Concepts, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17-a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation in one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specific parties.

Gruetlinger & Co., P.C.

St. Louis, Missouri
February 16, 2007

END